January 17, 2006

Alberto de Cardenas
Executive Vice President and General Counsel
MasTec, Inc.
800 Douglas Road, 12th Floor
Coral Gables, Florida 33134

Re:	MasTec, Inc.
	Amendment No. 2 to
	Registration Statement on Form S-1
	Filed on January 10, 2006
	File No. 333-129790

Dear Mr. de Cardenas:

      We have reviewed the registration statement as amended in response to our comments, and have the following additional comments.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We encourage you to include a recent developments section discussing your 2005 results if such information is available or has been publicly announced. Please also update other information in the registration statement to December 31st. For example, in the Security
Ownership section.

Prospectus Summary - Recent Developments, page 3

2. Please disclose the number of shares issued to be issued to DSSI, or explain how this number will be determined. If you request acceleration after the transaction closes, please update share information throughout the filing to include those shares. For example, in the Security Ownership section.

3. We note that on December 31, 2005, the executive committee of your board of directors voted to sell substantially all of your state Department of Transportation related projects and assets. Please expand your disclosures to provide the following additional information.
* Provide pro forma financial information in the form and content required by Rule 11-02(b) of Regulation S-X. Refer to Rule 11-01(4)
of Regulation S-X. In this regard, we remind you that since you will account for this disposition as discontinued operations, you should provide pro forma statements of operations for the three years ended
December 31, 2004 and the nine months ended September 30, 2005. Refer to Rule 11-02(c)(ii) of Regulation S-X.
* Expand your disclosures to identify the carrying value of the assets related to these projects.
* Based on the information you have to date, discuss whether you believe you will need to record an impairment loss related to these assets. Expand your disclosures to clarify whether you have had any discussions with potential buyers and, if so, whether preliminary purchase prices have been established.

4. Please disclose when you expect to sell the State Department of Transportation assets.

Risk Factors, page 7

5. Please add a risk factor regarding the dilution to new investors.

Exhibit A to Response Letter Filed January 10, 2005

6. We note that Exhibit A includes Tandy language for Exchange Act filings. Please file a letter using the Securities Act Tandy language set forth at the end of this letter.

Recent Sales of Unregistered Securities, page II-3

7. As you now have a contract for the sale of shares to DSSI in exchange for its assets, please provide the information required by
Item 701 of Regulation S-K, including the exemption from registration that you are relying upon and the facts necessary to support the exemption.

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director
cc:	Paul Berkowitz, Esq.
	Greenberg Traurig, P.A.
	1221 Brickell Avenue
	Miami, Florida 33131
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Alberto de Cardenas
MasTec, Inc.
January 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE